CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

CAMBIOR ANNOUNCES THIRD QUARTER 2004 RESULTS CONFERENCE CALL AND AUDIO WEBCAST ON OCTOBER 21, 2004 AT 11:00 A.M.

Longueuil, October 18, 2004 - Cambior will host a conference call on Thursday, October 21, 2004 at 11 a.m., local time, to discuss its third quarter 2004 results, which will be released prior to the opening of the market on October 21, 2004. Details to access the conference call and the live audio webcast are as follows:

Conference call:
(Please call approximately five minutes prior to the scheduled start of the call)

- **For local and overseas calling**: (416) 641-6677
- **Toll-free within North America**: (1 (800) 404-8949)

Live Audio webcast:
(listen only mode)

- Cambior website at www.cambior.com
- CCN Matthews at www.ccnmatthews.com/cambior

Replay information and archive
(Available for a period of 48 hours)

- **Call (416) 626-4100 – Reservation # 21211621**
- Webcast will be archived on the Company's website at www.cambior.com

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

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For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel: (450) 677-2699
Fax: (450) 677- 3382
E-mail: info@cambior.com
PR-2004-25